Friday, November 14, 2003

Mr. Patrick A. Jorstad
State Street Shareholder
6300 Stevenson Avenue, #413
Alexandria, VA 22304
(703) 370-5837
editor@shareholdersonline.org

Dear Fellow State Street Shareholder:

On Wednesday, November 12, 2003, I filed soliciting materials with the SEC regarding a shareholder proposal that I have re-submitted to State Street Corporation for consideration at the 2004 Annual Meeting. As explained further in those materials, the shareholder proposal seeks to: (1) repeal State Street's staggered Board structure; (2) institute annual elections for all directors; and (3) permit the removal of directors with or without cause. This is the third consecutive year that I have submitted such a proposal. Assuming that the proposal appears in the Corporation's 2004 proxy materials, this will be the third consecutive year that you will have the opportunity to vote upon this matter.

Also on November 12th, I sent the enclosed letter to Mr. John R. Towers, Esquire, and to Mr. Edward D. Farley, Esquire. Mr. Towers is Vice Chairman of State Street Corporation, and former General Counsel. Mr. Farley is the Clerk of the Corporation. As you can see from the enclosed letter, I am seeking certain information from the Corporation to enable me to conduct a timely and meaningful solicitation effort with respect to the 2004 Annual Meeting.

Besides the shareholder list information I am seeking, I am also seeking a copy of the videotaping that was done at the 2000 Annual Meeting of Stockholders. I have attended every State Street Annual Meeting since 1998. The 2000 Annual Meeting was the first meeting for which I submitted a shareholder proposal. Although I attended in person, and prepared remarks in support of my proposal, the former Chairman and CEO of State Street Corporation, Mr. Marshall N. Carter, restricted questions and comments from the floor in such a way as to prevent me from speaking. Mr. Carter asked if "anyone besides the proponent" had any questions or comments about the proposal, or words to that effect.[1]

In the event that the Corporation supplies me with a true, complete, and unredacted copy of this videotape, as demanded in my enclosed letter, I will be able to quote Mr. Carter's exact comments. However, the Corporation has steadfastly refused to turn over a copy of this videotape. For example, by letter dated May 17, 2000, Mr. Farley (then Assistant Clerk of the Corporation) wrote: "with respect to your request for a copy of videotaping that was done at the annual meeting, the videotape is not available for distribution." Again, by letter dated March 5, 2002, Mr. Farley wrote: "The videotape of the annual meeting of State Street Corporation held on April 19, 2000 is not available for distribution. The videotape is not a corporate record of the annual meeting under Massachusetts General Law Chapter 156 B, Section 32. Common law rights to inspection are not unlimited. You are free to say whatever you choose in a proxy solicitation in support of your proposal, if not false or misleading."

In May 2000, just one month after the annual meeting in question, Mr. Carter resigned. In my view, the Corporation's continued steadfast refusal to turn over a copy of the videotape of Mr. Carter's actions at the meeting are a bit "Enron-esque", to put it charitably. In my view, Mr. Carter should have permitted me to speak in favor of my proposal at the meeting. Indeed, Securities Exchange Act Release No. 12999, dated November 22, 1976, explains the SEC's view of the requirement that the sponsor of a shareholder proposal attend the meeting in person, or send a personal representative in his or her stead:

> Some commentators criticized the requirement of personal attendance at the meeting on the ground that, in reality, the proposal is 'presented' to most security holders for their action when it is included in the proxy statement. While the Commission does not disagree with the significance these commentators have assigned to the proxy statement, it nevertheless believes that the notice requirement serves a useful purpose. That is, it provides some degree of assurance that the proposal not only will be presented for action at the meeting (the management has no responsibility to do so), *but also that someone will be present to knowledgeably discuss the matter proposed for action and answer any questions which may arise from the shareholders attending the meeting*. [emphasis added]

In fact, an anonymous shareholder present at the 2000 Annual Meeting asked Mr. Carter whether I was present at the meeting or not. Presumably, that anonymous shareholder had questions regarding my proposal, which further reinforces my view that basic principles of equity and fairness dictated that Mr. Carter should have permitted me to speak with respect to that proposal.

I think that Chancellor William T. Allen of the Delaware Chancery Court (a highly-respected expert on corporate governance matters arising under Delaware law), summed it up best in one of his opinions when he wrote that "something said" at a shareholders' meeting "may matter".

Since Mr. Carter's departure, his successor as Chairman and CEO, Mr. David A. Spina, has enforced a two-minute time limit for me to speak in favor of my proposal. At the 2003 Annual Meeting, two other shareholders ceded their two minutes to me, for a total of six minutes. Nevertheless, Mr. Spina cut off the remarks in support of my proposal after two minutes had elapsed, and the microphone was shut off mid-sentence.

I think it is noteworthy that Mr. Spina's prepared remarks, which were not part of the "official" portion of the 2003 Annual Meeting of Stockholders, and which were webcast for shareholders not attending the meeting in person, lasted longer than the entire "official" portion of the meeting combined (and the "official" portion of the meeting was not webcast for shareholders not attending the meeting in person). In my view, management has lost sight of the purpose and meaning of a stockholders' meeting – it is not intended to be an opportunity for management to issue yet another carefully scripted set of canned remarks, which it can do at any other point in the year; rather, a stockholders' meeting is intended to be an opportunity for the owners of a corporation to hold management accountable for the preceding year's performance. The very idea that management would muzzle the owners, or railroad through a hasty gavel-to-gavel "official" meeting is absurd, in my view, particularly in light of recent corporate governance scandals.

Since the management and Directors of State Street Corporation seemingly insist on running annual meetings in this fashion, I have decided to undertake the solicitation effort in which I am presently engaged. In order for this effort to be timely and meaningful, however, I need access to the information I have demanded in my enclosed letter to Mr. Towers and Mr. Farley.

I appreciate the opportunity to share my viewpoint with you, and I hope that you find these materials useful as you decide how to vote your proxy for the 2004 Annual Meeting. Thank you for taking the time to review these materials. If you have any questions or comments, please do not hesitate to contact me. I particularly welcome the opportunity to meet and/or speak with institutional investors who may wish to gauge my seriousness, firsthand (I think my record clearly demonstrates that I am not a latecomer to corporate governance matters, as evidenced by the proposals I have filed since 2000, which preceded Enron's implosion by two years). I remain

Sincerely yours,

/s/ Patrick A. Jorstad

Patrick A. Jorstad
State Street Shareholder

Enclosure: Letter dated 11/12/03 to Mr. Towers and Mr. Farley, as referenced

[1] Mr. Carter has recently been named as a candidate for the new board of the New York Stock Exchange. In my view, Mr. Carter's videotaped actions as Chairman and CEO of State Street Corporation at the 2000 Annual Meeting bear upon his suitability to serve as a director of the NYSE. In my view, the contents of that videotape are without peer or substitute for demonstrating the lengths to which State Street's management has gone in recent years to stifle dissent and debate.

Important Information: Patrick A. Jorstad plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of State Street Corporation in connection with the 2004 Annual Meeting of Stockholders. State Street's annual meeting ordinarily takes place in April of each year. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents that are filed, will be available for free at the SEC's website, www.sec.gov. Mr. Jorstad is the beneficial owner of 324 shares of State Street's common stock, as of September 30, 2003. Permission to use quotes contained in the foregoing was neither sought nor obtained.

Wednesday, November 12, 2003

Mr. Patrick A. Jorstad
State Street Shareholder/Salary Savings Plan Participant
6300 Stevenson Avenue, #413
Alexandria, VA 22304

Mr. John R. Towers, Esquire   Mr. Edward D. Farley, Esquire
Vice Chairman   Clerk
State Street Corporation   State Street Corporation
225 Franklin Street   225 Franklin Street
Boston, MA 02110   Boston, MA 02110
jrtowers@statestreet.com   edfarley@statestreet.com

Re: Re-Submission of Rule 14a-8 Proposal;
        Rule 14a-12 Materials Filed with SEC;
        Demand for Shareholder Lists to Solicit My Fellow Shareholders

Gentlemen:

    I am writing to each of you in your capacity as an officer of the Corporation. As you know, on November 3, 2003, I re-submitted a Rule 14a-8 proposal for consideration at the Corporation's 2004 Annual Meeting of Stockholders.[1]

    By letter dated October 22, 2003, I made you both aware of my intention to "avail myself of Rule 14a-12 and the other proxy solicitation regulations this year" to campaign for passage of my proposal.[2] As you may or may not know, today I filed my first set of Rule 14a-12 materials with the SEC. The requisite copies of these materials are being sent to the Boston, New York, and Pacific stock exchanges, in accordance with Rule 14a-12.

    To enable me to choose a cross-section of my fellow shareholders with whom to communicate regarding my shareholder proposal and other matters to come before the 2004 Annual Meeting (which is a lawful and proper purpose), I hereby demand the following information be provided to me:

1. a complete list of State Street Corporation's registered stockholders, certified by its transfer agent(s) and/or registrar(s), showing the name and address of each such stockholder and the number of shares registered in the name of each such stockholder, as of market close on Monday, November 24, 2003, formatted in MS Excel for Windows format, and provided to me electronically on CD-ROM;

2. a legible printout of the record list described in #1 above, copied onto 8.5 x 11" paper, for verification purposes;

---

[1] By e-mail of the same date, Mr. Farley acknowledged receipt of this proposal.
[2] [link to external website redacted by author]

3. all daily transfer sheets showing changes in the list of State Street's registered stockholders referred to in #1 above, from the date of such list to the date of the 2004 Annual Meeting of Stockholders, provided that such daily transfer sheets may be sent to me on a weekly basis;

4. a complete list of participants in the Corporation's Salary Savings Program (with each such participant's address, and the number of shares allocated to his or her account shown), as of market close on Monday, November 24, 2003, formatted in MS Excel for Windows format, and provided to me electronically on CD-ROM;

5. a legible printout of the list described in #4 above, copied onto 8.5 x 11" paper, for verification purposes;

6. all lists containing the name, address and number of shares of Common Stock attributable to any participant in any employee or director stock ownership plan, employee or director stock purchase plan, dividend reinvestment plan or other employee or director compensation or benefit plan of State Street in which the decision whether to vote shares of Common Stock held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan, as of market close on Monday, November 24, 2003, formatted in MS Excel for Windows format, and provided to me electronically on CD-ROM;

7. legible printouts of the lists described in #6 above, copied onto 8.5 x 11" paper, for verification purposes;

8. all security position listings maintained by Cede & Co. or other such nominees, as of market close on Monday, November 24, 2003;

9. the non-objecting beneficial owner lists ("NOBO lists") maintained by ADP or such other company, as of market close on Monday, November 24, 2003, in the format of a printout and electronically on CD-ROM, with owners listed in descending order balance;

10. all other information in or which comes into State Street's possession or control (and/or which could come into State Street's possession or control through the lawful exercise of any or all of its rights) concerning the number and identify of, the addresses of, and the number of shares held by, the actual beneficial owners of State Street's stock, including but not limited to: (1) any omnibus proxy executed by Cede & Co. and other similar nominees; (2) all "Weekly Securities Position Listing Daily Closing Balances" reports issued by DTC or similar depository and (3) all respondent banks' lists and omnibus proxies for such lists;

11. a stop list or stop lists relating to any shares of Common Stock as of the date of the lists referred to above;

12. a complete copy of all videotaping that was done at the 2000 Annual Meeting of Stockholders; and

13. a correct and complete copy of the Articles of Organization and By-laws of State Street Corporation, as amended and/or restated to date, and any and all changes of any sort to the Articles of Organization and/or By-laws hereafter made through the date of the 2004 Stockholders Meeting, including, without limitation, any amendment to, addition to, and/or deletion from the existing Articles of Organization and/or By-laws.

Thank you for your attention to these matters. I look forward to receiving your written response no later than 5:00 p.m. ET on Friday, November 14, 2003, setting forth: (1) whether or not the Corporation will accede to my lawful and proper demands, as set forth above; (2) whether the Corporation will accede to some, but not all, of my lawful and proper demands, as set forth above, in which case I demand that the Corporation specify which part(s) it will not accede to, and explain why not, with reference to applicable law, regulations, and/or legal precedent; and (3) in the event that the Corporation will accede to part or all of my lawful and proper demands, as set forth above, when the lawfully demanded materials will be provided to me. I believe that I have given the Corporation more than enough lead time to coordinate with third parties such as ADP, Cede & Co., DTC, etc., as necessary, in order to obtain all of the demanded information in a timely fashion.

In the meanwhile, I remain

Very truly yours,

/s/ Patrick A. Jorstad

Patrick A. Jorstad
State Street Shareholder/Salary Savings Plan Participant

bcc: [list suppressed by author]

> **Important Information:** Patrick A. Jorstad plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of State Street Corporation in connection with the 2004 Annual Meeting of Stockholders. State Street's annual meeting ordinarily takes place in April of each year. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents that are filed, will be available for free at the SEC's website, www.sec.gov. Mr. Jorstad is the beneficial owner of 324 shares of State Street's common stock, as of September 30, 2003.